Form 40-17f-2
(As adopted in Release No. IC-17085, July 26, 1989, effective
   September 25, 1989, 54 F.R. 32048.)

 U.S. Securities and Exchange Commission
       Washington, D.C.    20549

               FORM 40-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

1. Investment Company Act File Number:      Date
examination completed:
            811-22175
10/31/08

2. State Identification Number:

AL(           )    AK(  )    AZ(  )    AR(  )    CA(  )
CO( X)
CT(           )    DE(  )    DC(  )    FL(  )    GA(  )
HI(  )
ID(           )    IL(  )    IN(  )    IA(  )    KS(  )
KY(  )
LA(           )    ME(  )    MD(  )    MA(  )    MI(  )
MN(  )
MS(           )    MO(  )    MT(  )    NE(  )    NV(  )
NH(  )
NJ(           )    NM(  )    NY(  )    NC(  )    ND(  )
OH(  )
OK(           )    OR(  )    PA(  )    RI(  )    SC(  )
SD(  )
TN(           )    TX(  )    UT(  )    VT(  )    VA(  )
WA(  )
WV(           )    WI(  )    WY(  )    PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:
        ALPS ETF Trust
4. Address of principal executive office
(number,street,city,state,zip code):
        1290 Broadway
	Suite 1100
	Denver, CO 80203